Exhibit 21.1

SUBSIDIARIES OF EMERALD EXPOSITIONS EVENTS, INC.*

Legal Name	Jurisdiction of Incorporation or Organization
Expo Event Midco, Inc.	Delaware
Emerald Expositions Holding, Inc.	Delaware
Emerald Expositions LLC	Delaware

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Emerald Expositions Events, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the Company’s most recently completed fiscal year.